Exhibit 99.1

NOMAD FOODS ANNOUNCES PRICING OF

SENIOR SECURED NOTES

Feltham, England — April 21, 2017. Nomad Foods Limited (“Nomad Foods” or the “Company”) today announced that it has priced its private offering of €400.0 million aggregate principal amount of 3.25% senior secured notes due 2024 (the “Notes”).

The Company also announced that in connection with the refinancing of its existing senior credit facilities, it expects to increase the term loans thereunder to €500.0 million and USD610.0 million, both with maturity dates extending to May 2024 (the “Term Loans”). As part of the refinancing, the Company intends to extend the maturity of its €80.0 million revolving credit facility until May 2023 (the amendment and restatement of the senior credit facilities together with the issuance of the Notes, the “Refinancing”).

The Company intends to use the net proceeds of the Refinancing to repay its existing senior indebtedness including redeeming the existing €500.0 million floating rate senior secured notes due 2020 issued by Nomad Foods BondCo Plc, its indirect, wholly-owned subsidiary.

The Notes and the Company’s obligations in respect of the senior credit facilities (as amended and restated) will be guaranteed and secured on a senior basis by the Company and certain of its subsidiaries.

The Refinancing is expected to close on May 3, 2017, subject to customary closing conditions. However, no assurance can be given that the Refinancing will be completed, or, if completed, as to the terms on which it will be completed.

About Nomad Foods

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, and Findus.

Primary IR Contact

John Mills, Partner

ICR, Inc.

Phone: 646-277-1254

E-mail: John.Mills@icrinc.com

Important Regulatory Notice

This announcement is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The Notes and any related guarantees have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any U.S. state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the Notes and any related guarantees are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions outside the United States in accordance with Regulation S under the Securities Act. The offer and sale of the Notes will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for purposes of the Prospectus Directive.

This announcement contains “forward-looking statements” that are based on estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements are all statements other than statements of historical fact or statements in the present tense, and can be identified by words such as “targets”, “aims”, “aspires”, “assumes” “believes”, “estimates”, “anticipates”, “expects”, “intends”, “hopes”, “may”, “would”, “should”, “could”, “will”, “plans”, “predicts” and “potential”, as well as the negatives of these terms and other words of similar meaning. The forward-looking statements in this announcement, including expectations regarding the Company’s ability to consummate the Refinancing and the expected terms of the Refinancing, are made based upon the Company’s estimates, expectations and beliefs concerning future events affecting the Company and are subject to a number of known and unknown risks and uncertainties. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results.

This announcement contains inside information by Nomad Foods BondCo Plc under Regulation (EU) 596/2014 (16 April 2014).